

March 27, 2015

Daniel H. Schulman
President
PayPal Holdings, Inc.
2211 North First Street
San Jose, California 95131

John J. Donahoe
Chief Executive Officer
eBay Inc.
2065 Hamilton Avenue
San Jose, California 95125

      **Re:    PayPal Holdings, Inc.**
              **Form 10-12B**
              **Filed February 25, 2015**
              **File No. 001-36859**
              **eBay Inc.**
              **Form 10-K for Fiscal Year Ended December 31, 2014**
              **Filed February 6, 2015**
              **File No. 000-24821**

Dear Messrs. Schulman and Donahoe:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Daniel H. Schulman
PayPal Holdings, Inc.
John J. Donahoe
eBay Inc.
March 27, 2015
Page 2

PayPal Holdings, Inc. Form 10-12(g)

Information Statement Summary, page 7

1.  We note your disclosure in this section that 2014 TPV was approximately $235 billion. However, we also note your disclosure on page 6 of eBay Inc.'s 2014 Form 10-K report that TPV for the payments segment was $227.9 billion. Please reconcile these amounts.

2.  You make several references to the number of markets you serve, such as in the first sentence of the second paragraph under this sub-heading. Please revise to define the term "market."

Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data, page 13

3.  When the information is available, please revise to disclose pro forma earnings per share for the most recent annual period and any subsequent interim period as we believe this is an important metric for your investors. In doing so, please provide a footnote explaining why you do not present earnings per share for the historical periods.

Selected Historical Combined Financial Data of PayPal, page 49

4.  If the pro forma balances for the items presented in this table differ significantly from the related historical balances, please consider presenting such pro forma data alongside the historical selected financial data to better highlight differences between the registrant and the predecessor. At a minimum, please present pro forma earnings per share and provide a footnote explaining why you do not present earnings per share for the historical periods as we believe this is an important metric for your investors.

Unaudited Pro Forma Condensed Combined Financial Statements, page 50

5.  While you have not yet populated amounts within your pro forma financial statements, we are issuing the following comments based on our assumption that the current form, presentation and disclosure represents what you currently believe the ultimate presentation will be. Please advise to the extent our assumption is not appropriate.

6.  We note your disclosure on page 78 that post separation you will no longer participate in cash management and intercompany funding arrangements with eBay. Please tell us how you believe this change will be executed, whether the balances will be settled or forgiven as part of the termination and whether you believe it will be appropriate to make any related adjustments to your pro forma financial statements. In this regard, we note your disclosure on page 94 under the heading "Settlement of Accounts Between PayPal and eBay."

Daniel H. Schulman
PayPal Holdings, Inc.
John J. Donahoe
eBay Inc.
March 27, 2015
Page 3

7. Please tell us whether and how the amount of the anticipated cash contribution to PayPal from eBay is or will be factually supportable, including whether it will be specified in any of the agreements between PayPal and eBay that you will file as exhibits to this Form 10.

8. When the information is available, please revise your disclosure to describe in additional detail the nature and amounts of the items included in your pro forma adjustment for "[t]he transfers of certain assets and liabilities to PayPal from eBay…" If multiple items are included in this adjustment, please present the adjustments on a gross basis on the face of the pro forma financial statements or in an accompanying footnote.

9. You disclose on page 50 that you expect to incur costs to replace those services previously provided by eBay as it relates to your operation as an independent public company, but that due to the variability of the amount and timing of the incremental costs you have not included them in the pro forma transactions. While presentation on the face of the pro forma financial statements may not be appropriate, please disclose your estimate of these costs in the narrative introduction or the footnotes to the pro forma financial statements as we believe it provides useful information to your investors.

10. Please confirm our assumption, if true, that your pro forma net income attributable to PayPal will equate to pro forma income from continuing operations before nonrecurring charges or credits directly attributable to the transaction. Refer to Rule 11-02(b)(5) of Regulation S-X.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 53

11. Please revise your disclosure to describe the operating, transition and other agreements to be entered into by you and eBay as described in footnotes (a) and (b) in additional detail, what the adjustments are and any assumptions made. In this regard, the current disclosure in these explanatory notes appears overly brief to achieve the objectives of Article 11 of Regulation S-X.

Business

Overview, page 54

12. We note your disclosure that you acquired Braintree to "strengthen [y]our position in mobile payments," and also acquired Venmo at such time. Please provide further details regarding the role of both Braintree and Venmo in your business. In this regard, we note your disclosure on page 72 you have devoted significant resources to mobile payments between infrastructure upgrades and the Braintree acquisition, leading to a 22% increase

Daniel H. Schulman
PayPal Holdings, Inc.
John J. Donahoe
eBay Inc.
March 27, 2015
Page 4

in product development costs. Please enhance your discussion regarding this trend and whether this type of spending is expected to continue, as well as any anticipated impact on your financial condition and results of operation.

Revenue Sources, page 59

13. Please clarify whether you earn fees on transactions that are not included in TPV; for example, on transactions that are reversed. Please also provide further details about the percentage of transactions enabled on your payments platform that are reversed, and the reasons for such reversals.

14. We note that TPV does not include transactions processed through your gateway products. Please provide further disclosure regarding how you measure transactions processed through the gateway products, as well as whether you generate revenue on such transactions. Please also provide further explanation of the "value added services to customers and merchants" pursuant to which you generate revenue. In this regard, we note your disclosure on page 69.

15. We note your disclosure on page 96 that, pursuant to your operating agreement with eBay, "[you] and/or eBay will make certain payments to each other based on certain referral services by eBay and the usage of [your] payment services and PayPal Credit by eBay consumers and merchants on the eBay Covered Properties," and your related disclosure in the risk factors section. Please tell us what consideration you gave to including such payments among your revenue sources.

Protecting Merchants and Consumers, page 60

16. Please tell us the basis for your statement that your protections for merchants and consumers "are generally much broader than those protections provided by other participants in the payments industry." Please also provide further details regarding how you protect merchants and consumers from loss, and how your Payments Platform helps you to detect and prevent fraud.

Legal and Regulatory Proceedings, page 63

17. Please update this section, and your filing as appropriate, to reflect the recent settlement that PayPal and OFAC have reached regarding PayPal's violations of certain regulations.

Daniel H. Schulman
PayPal Holdings, Inc.
John J. Donahoe
eBay Inc.
March 27, 2015
Page 5

Management's Discussion and Analysis of Financial Condition and Results of Operation

Net Revenues, page 69

18. We note that eBay Inc. has historically used take rate as one of its key operating metrics that it believes is a significant factor affecting net revenues; however, we note that you have not included this metric in your filing. Please tell us what consideration you gave to providing your take rate for the reporting periods presented.

Liquidity and Capital Resources, page 76

19. We note your disclosure of cash held by your foreign subsidiaries and potential tax consequences on page 76, as well as your disclosure on pages F-34 through F-36 that you have not provided for income taxes for a significant portion of your earnings of foreign subsidiaries you currently consider to be indefinitely reinvested. We also note that you made a change in the current year to your capital allocation strategy that drove the recognition of a significant amount of deferred taxes. Given the significance of these amounts and that you made a change in your capital allocation strategy during the most recently completed fiscal year, please revise your disclosure to include a more detailed discussion and analysis of the cash held by your foreign subsidiaries, the recent change in your capital allocation strategy, and the tax consequences that you would face if these earnings were ultimately repatriated. Please provide quantification where possible.

20. We note your disclosure on page 77 of the types of resources you intend to utilize to allow you to sufficiently fund your operating activities, anticipated capital expenditures, and PayPal Credit portfolio for the foreseeable future, including your expectation of access to capital markets. We also note your disclosure on page 76 that you currently fund your PayPal Credit loans receivable with borrowings from eBay and domestic and international cash resources, and your disclosure on page 78 that following the separation you will no longer participate in the cash management and intercompany funding arrangements with eBay. As you will no longer participate in the cash management and intercompany funding arrangements with eBay, please revise your disclosure to specifically analyze and discuss whether the resources you currently have access to will permit you to fund your operating activities, anticipated capital expenditures and PayPal Credit portfolio for the foreseeable future.

21. To the extent it represents a material source of liquidity or capital resources, please revise your disclosure to better analyze and discuss what you refer to in the first paragraph on page 77 as "funding through our strategic and financial partners."

Daniel H. Schulman
PayPal Holdings, Inc.
John J. Donahoe
eBay Inc.
March 27, 2015
Page 6

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk, page 83

22. Please revise your disclosure to include quantitative information related to foreign currency exchange rate risk using one of the three disclosure alternatives within Item 305(a)(1) of Regulation S-K.

Index to Financial Statements, page F-1

23. You disclose on page F-8 that PayPal Holdings, Inc. was incorporated in January 2015. As PayPal Holdings, Inc. is the registrant on this Form 10, please revise to include the audited financial statements of PayPal Holdings, Inc. or tell us why you believe their exclusion is appropriate. Refer to Rule 3-01(a) of Regulation S-X.

Combined Statement of Income, page F-4

24. With reference to Rule 5-03.2 of Regulation S-X, please tell us why you have not separately stated the amount of cost of services and a subtotal for gross profit. In this regard, we note that eBay has historically presented the cost of net revenues and gross profit on its Statement of Income.

Combined Statement of Cash Flows, page F-7

25. Certain line items in your combined statement of cash flows appear to be presented on a net basis, such as "Notes and receivable from affiliates," "Funds receivable and customer accounts" and "Funds payable and amounts due to customers." Please clearly label all amounts presented on a net basis.

Notes to Combined Financial Statements

Note 1 – Overview and Summary of Significant Accounting Policies, page F-8

26. We note the description of PayPal's combined financial statements. Please tell us in reasonable detail why the net revenues presented in these combined financial statements are larger than the net revenues of the Payments segment within eBay's financial statements. In doing so, please clarify to us whether eBay presented certain of its payments businesses in its Marketplaces or Enterprise segments, or whether these combined financial statements include revenues and expenses for types of businesses other than payments businesses. Also tell us the amount of revenue from each of eBay's segments that is included in these combined financial statements.

Daniel H. Schulman
PayPal Holdings, Inc.
John J. Donahoe
eBay Inc.
March 27, 2015
Page 7

Note 9 – Segment and Geographical Information, page F-25

27. Please disclose revenues from external customers for each product and service or each group of similar products and services as required by ASC 280-10-50-40. At a minimum, it appears you should disaggregate revenues from PayPal Credit and other value added services from your transaction revenues, similar to the manner in which eBay disaggregated the revenues of its Payments segment, as these appear to be dissimilar revenue streams. Additionally, we note your disclosure on page 59 that net transaction fees are "based primarily on the volume of activity processed through our Payments Platform." As the fees are based primarily on the volume of activity processed but not entirely, please tell us in detail the nature and amount of any other fee arrangements included in the "Transaction revenues" category on page 59, and how you considered these arrangements in your grouping of similar services for the purposes of the ASC 280-10-50-40 disclosure requirements.

Note 10 – Commitments and Contingencies, page F-26

28. We note disclosure elsewhere in your filing concerning your buyer and seller protection programs. Please tell us how you considered whether these protection programs are effectively guarantees and how you considered the disclosure guidance in ASC 460-10-50.

Note 11 – Related Party Transactions, page F-29

29. We note your disclosure of aggregate amounts recovered from eBay relating to customer protection programs as well as amounts allocated to you by eBay associated with workplace resources, information technology, corporate functions and others. As you disclose aggregate amounts allocated for each year and state that the amounts were included in several different line items but do not disclose the impact on each line item, please tell us why you believe your current disclosure provides for an understanding of the effects of related party transactions on the financial statements. Alternatively, please revise to specify the amounts allocated to each line item for each of the periods presented. You may consider using a table to illustrate this revision. Refer to ASC 850-10-50-1.

30. We note that you disclosed the amount of net revenues earned from eBay and its subsidiaries; however, you did not disclose the amount of net revenues earned from eBay's customers and merchants. Since it appears that eBay's promotion of PayPal as its preferred online payment platform directly contributed to the generation of a significant portion of your revenue, please tell us how you considered disclosing this revenue within your Related Party footnote.

Daniel H. Schulman
PayPal Holdings, Inc.
John J. Donahoe
eBay Inc.
March 27, 2015
Page 8

Note 16 – Subsequent Events, page F-38

31. It appears that you have acquired certain businesses subsequent to year end, such as Paydiant.  Please tell us whether any acquisitions are currently in process or have been completed in 2015, and provide us with your analysis of whether such acquisitions are individually or in the aggregate significant enough to warrant Rule 3-05 and Article 11 of Regulation S-X financial statements or disclosure in the footnotes to your historical financial statements.

Financial Statement Schedule, page F-39

32. Please tell us whether the allowance for negative customer balances discussed on page F-11 and F-12 is included in one of the categories presented within Schedule II.  If it is not included in one of those categories, please revise to include it or tell us the basis for excluding it.

eBay Inc. Form 10-K for Fiscal Year Ended December 31, 2014

General

33. In the interest of reducing the number of comments, we have not repeated the PayPal Holdings, Inc. comments that also relate to eBay Inc.  Please apply all PayPal Holdings, Inc. comments to eBay Inc. to the extent they are applicable.

Item 9A: Controls and Procedures, page 72

34. We note your filing of Form 8-K on February 6, 2015 wherein you adjusted your fourth quarter and full year 2014 financial results from those previously reported in the Form 8-K you filed on January 21, 2015 due to a change in your initial measurement and final conclusion of income tax benefits associated with a December 2014 intercompany transaction.  Please tell us more about the nature of the adjustment, why it occurred and whether you concluded the revision was material.  If you concluded the revision was not material, please explain to us in reasonable detail whether and how your controls would have caught this error prior to publishing your financial information in your earnings release if the error had been material.  Additionally, we note you concluded on page 72 that both your disclosure controls and procedures ("DCP") and internal control over financial reporting ("ICFR") were effective as of December 31, 2014.  Please tell us in detail how you considered the aforementioned revision of income tax benefits in your assessment and ultimate conclusions of the effectiveness of your DCP and ICFR as of December 31, 2014.  In your response, please describe to us the internal controls you had in place that were relevant to the adjustment and related types of transactions, your

Daniel H. Schulman
PayPal Holdings, Inc.
John J. Donahoe
eBay Inc.
March 27, 2015
Page 9

assessment of their timeliness and precision, and your conclusions as to whether they operated effectively.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Elizabeth C. Walsh for

Mara L. Ransom
Assistant Director